Filed Pursuant to Rule 253(g)(2)

File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 6 DATED JULY 16, 2020
TO THE OFFERING CIRCULAR DATED FEBRUARY 28, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated February 28, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 28, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the letter sent to investors on or about July 16, 2020.

Investor Letter sent on or about July 16, 2020

Fundrise iPO: First half of 2020 investor update

An analysis of operations over the first six months, including the impact of the COVID-19 pandemic on the broader business, and a look at our plans for the rest of the year.

Dear fellow shareholders,

As we are all now well aware, the first half of 2020 proved to be one of the most unpredictable and volatile periods in recent history. As a result, it was also a critical test of our business that has validated both the benefits of diversifying into private real estate as well as the resilience of our direct-to-investor model.

We started the year optimistic that the business would once again reach new milestones and surpass our average annual growth rate of +100%. In fact, as anticipated, January proved to be our single largest month ever both for new investors acquired and for total dollars invested on the platform. This momentum was of course brought to an abrupt halt just 30 days later with the outbreak of the COVID-19 pandemic.

Our response to the pandemic

While it’s unlikely that anyone could have fully predicted the emergence of the coronavirus, we were fortunate in that we had taken extensive proactive steps over the previous few years to fortify the portfolio against a potential future black swan event. These actions were based on our belief that asset pricing generally had begun to reach a level that was disconnected from fundamentals and therefore the potential risk of experiencing significant losses during a downturn was increasing. As discussed in our April 3 investor update, once it became clear that the coronavirus outbreak presented the legitimate potential for a severe and extended economic fallout, we made the decision to suspend the processing of redemptions for the first quarter and build up cash reserves.

The result of these measures, as reported, has been remarkable stability within the portfolio at a time when almost every other asset has been anything but. Overall the platform produced a positive net return of approximately +2.41% for the first six months of 2020 vs. a negative net return of -4.91% for the stock market, as measured by the Vanguard Total Stock Market ETF (VTI), and -15.00% for public REITs, as measured by the Vanguard Real Estate ETF (VNQ).

And while our larger focus has been on ensuring the performance of the real estate investment portfolio, because we could not rule out (in March) the possibility that the pandemic would push the economy into a full-blown depression, we were also quick to make what we felt were the aggressive but necessary moves to protect the operating business as well as ensure its long-term sustainability. Among other things, this included cutting marketing spend by more than 80%, freezing all new hiring, and senior management voluntarily taking a 20% reduction in salary for the second quarter in exchange for additional equity grants. After seeing a decrease in new customer growth and revenue in March and April, we were extremely fortunate to receive an SBA Paycheck Protection Program (PPP) loan, which we’ve put 100% towards the salaries of our employees. This meant that rather than having to consider letting go of critical team members (due to the extreme disruption and uncertainty we were facing at that time) we were able to retain the entire team and also maintain some forward momentum, which will be valuable if the recovery turns out to be more “V-shaped” in nature.

Proving out the business model

While we believe the economy still has a long way to go before we recover from all the damage the virus has caused, as mentioned earlier, this period has also provided us with an opportunity to prove out the Fundrise business model — addressing head-on the claims of our most frequent naysayers — namely that in the event of a collapse in the stock market, our investors (being mostly “regular” individuals and not institutions) would panic and run for the hills, triggering a wave of forced selling that would result in painful losses. In their opinion, only “sophisticated” institutional investors have the emotional fortitude to control their instincts and remain calm during such times.

Having now lived through one of the largest and most rapid stock market collapses since the Great Depression, we can confidently say that they were wrong.

In fact, even at the depths of the downturn, Fundrise investors behaved exactly how we believed they always would, collectively reacting with level heads amidst collapsing asset prices, and in doing so, providing the stability and strength necessary for the portfolio to be in a position to perform well for everyone.

Although there were a small number of investors who — mostly for personal reasons outside of their control — did seek to redeem their shares, in total, the volume of redemptions through the entire first half of the year was less than 5% of all assets under management, far less than even the most optimistic critic may have forecast.

In fact, so far through the height of the crisis, as most businesses were experiencing contractions of 50 - 80%, our business actually experienced net growth with assets under management (AUM) increasing roughly 18% over the first half of the year. (For comparison, Blackstone, the world’s biggest real estate investor and largest alternative asset manager with $571 billion under management, had total annual AUM growth of 21% over the entirety of 2019 although this growth was over a much larger denominator).

	Dec 31, 2019	Jun 30, 2020	6-month growth
Assets under mgmt.	$988 million	$1.164 billion	+17.8%
Active investors	122,544	138,779	+13.2%
Employees	110	123	+11.8%

The big picture

The idea behind our business has always been fairly straightforward: leverage technology to provide individuals with access to high-quality investments at a lower cost than they previously would have been able to and do it consistently over time.

This low-cost, high-tech strategy is by no means novel. Rather, it’s the same principle at the core of many of the most successful businesses in modern history; whether it be early 20th century companies such as GE, Ford, and Standard Oil or today’s market leaders such as Intel, Samsung, and Amazon.

And while the concept is seemingly intuitive, the notion of providing individuals access to “alternative” investments such as private real estate through this approach was actually somewhat radical when we first launched the company — particularly in the prime of the passive indexing movement early in the 2010s.

However, today, the shifting dynamics of the macroeconomic environment has quickly made the notion of investing a greater and greater portion of one’s portfolio into alternatives such as private real estate increasingly more popular. The combination of record low-interest rates with record-high stock market valuations has left many investors concluding that both public stocks and bonds have dwindling appeal when it comes to long-term, stable returns.

A recent op-ed in the Wall Street Journal from the Chief Investment Officer of Calpers (the California State public employee pension fund) sums up this sentiment well:

“Over the past year, we have reviewed our investment approaches...even before the pandemic, we knew that our goal of achieving a risk-adjusted return of 7% would require addressing the market’s triple threat of low interest rates, high asset valuation and low economic growth. In late 2019 we mapped out an investment strategy to deliver sustainable results.

The solution is based on “better assets” and “more assets” and will capitalize on Calpers’s advantages: a long-term investment horizon and access to private asset classes.

Calpers must diversify and increase exposure to private assets... We refer to these as “better assets” because they have the potential for higher returns and lower expected volatility when compared with publicly traded assets.”

It’s difficult to overstate just how dramatic of a statement this is.

While institutions like Calpers have always allocated a percentage of their total portfolio to alternative assets such as private real estate, for the largest public pension fund in the United States to broadly shift their strategy away from the widely-held portfolio theory of a majority allocation to stocks and bonds is a watershed moment — one that we may look back on as the pivotal point when a fundamental shift occurred in the generally accepted way in which people invest.

So what?

The point of highlighting this statement is to help illuminate just how large of a market opportunity lies in front of us (we being fellow owners of Fundrise). Few would ever accuse a public pension fund of being innovative or cutting edge, so for an institution like Calpers to be adopting a strategy of investing a higher percentage of its assets into private alternatives like real estate shows just how mainstream the idea has become in a relatively short period of time.

And yet, we are still very early in this evolution. Over the next two decades, the largest wealth transfer in history will occur as the last of the Baby Boomers retire and Generation X and Millennials become the primary earners and savers in the economy. As these investors seek better yielding alternatives to invest in outside of the stock market, they will potentially direct hundreds of billions of dollars into the private real estate market, and it’s not difficult to imagine that this rising generation will default to an online and mobile medium vs. the traditional pen and paper brokers who served their parents.

What lies ahead

Our goal is to be the dominant provider in that market, having earned the trust and loyalty of our thousands of investors by consistently producing both strong and stable returns through a cutting-edge platform.

Although we never wish for market downturns, in this instance it did provide us the necessary context to prove the stability of the model. Our job now is to continue to scale aggressively, capitalizing on our superior technology and ability to move fast to expand the investor community and grow the asset base to further drive our cost efficiencies.

Over the next few months, we expect to continue to offer new investors on the platform the opportunity to invest in the iPO, as well as allow existing investors such as yourself additional opportunities to invest.

The purpose of continuing to raise this additional capital is to:

1.	Further expand the ownership of the platform, converting Fundrise investors into Fundrise owners who become advocates, helping to drive the growth of the platform.
2.	Accelerate investment in larger and broader marketing efforts to ensure that we not only maintain but solidify our position as a market leader.

For every investor who not only proved out the stability of our model through this challenging time period, but also has been a vocal advocate for the collective community, we want to thank you for your support.

We’ve often stated that we believed that it would be the next downturn that would provide us the opportunity to take market share from the incumbents...and now that time has come.

Onward,

Ben and the entire Fundrise team

P.S. As always we greatly appreciate hearing any feedback you may have for us.